

August 27, 2010

Ljubisa Vujovic, President
Toron, Inc.
1207 Royal Road
Toronto, ON
Canada M9a 4B5

> **Re:** **Toron, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 6, 2010**
> **File No. 333-165539**

Dear Mr. Vujovic:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please expand the first paragraph to also indicate that you are a development stage company without products or services and no revenues.

2. Revise the last sentence of the first paragraph to indicate that your shares will sell at $0.04 per share until "such time as your shares may be quoted" or similar language.

Prospectus Summary, page 5

3. We note your revision regarding your website construction and your anticipated completion date of August 31. Please advise us of your current status, including whether you have contracted with your intended website host.

Significant Employees and Consultants, page 17

4. Please also indicate whether you have any significant consultants.

Organization Within Last Five Years, page 20

5. Revise your second paragraph to delete the reference to "begin revenue producing activities" since you do not have any assurance in that regard.

Overview, page 21

6. Delete the reference to Google in the third paragraph as their activity is not relevant to you.

7. Please expand your fourth paragraph to indicate whether you currently own or control the "sets" of names that you reference. If so, indicate the number. In this regard, we note your reference to having access to over 300 domain names in the next section. Please expand your discussion to explain your access.

Products and Services, page 21

8. We note your response to comment two in our letter dated July 17, 2010. We continue to believe your reference to "full featured and fully integrated" does not provide enough information to be informative. Please provide additional detail regarding the meaning and use to a user of your website.

9. We note your response to comment three in our letter dated July 17, 2010. In addition to your references to exhibits 10.2, 10.3 and 10.4, please provide a discussion of the material terms of each contract in the relevant sections. In addition, indicate for each such contract the significance of your being granted this reseller status. Were you required to meet any minimum standard or is such status generally available to any applicant?

AVG Products, page 25

10. Please describe the security products you intend to sell. In this regard, please discuss why customers would access your site to purchase these products.

11. As previously requested, please discuss your pricing structure, including how you determine prices, whether fixed or negotiated, range of prices and the basis for payment for your all of your proposed operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jill Arlene Robbins, Esq.